FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 15, 2008 regarding conclusion of formal contract between Hitachi and Matsushita related to comprehensive LCD panel business alliance

2.	Press release dated February 15, 2008 regarding transfer of Hitachi Semiconductor Singapore shares to Chartered

3.	Press release dated February 20, 2008 regarding Hitachi’s President Kazuo Furukawa sets out global vision and European strategy at ‘Inspire Life’ event in London

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 26, 2008	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Conclusion of Formal Contract Between Hitachi and Matsushita Related to

Comprehensive LCD Panel Business Alliance

Tokyo, February 15, 2008 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) today announced the conclusion of a formal contract related to a comprehensive liquid crystal display (LCD) panel business alliance. A basic agreement regarding this alliance was reached on December 25, 2007 by Hitachi, Matsushita, and Canon Inc. (NYSE: CAJ / TSE: 7751, “Canon”).

Under the terms of this agreement, Matsushita will acquire a 24.9% stake in Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly owned Hitachi subsidiary that makes small and medium-sized LCD panels, from Hitachi by March 31, 2008, pending regulatory approval. As the next step going forward, Matsushita will acquire for 66 billion yen large IPS LCD panel-related businesses, including the total issued shares of IPS Alpha Technology, Ltd. (Fumiaki Yonai, President; “IPS Alpha”), owned by Hitachi Displays once all conditions are met. Meanwhile, Hitachi will consider holding the IPS Alpha’s share up to 10%. IPS Alpha designs, manufactures, and sells large-sized LCD panels for TVs. Until this deal is executed, Hitachi Displays will retain majority ownership of IPS Alpha. However, under U.S. accounting standards, IPS Alpha will become a Matsushita consolidated subsidiary as of March 31, 2008.

Hitachi possesses a range of sophisticated liquid crystal-related technologies that includes IPS technology, which has earned accolades worldwide for enabling high picture quality and wide viewing angles, and other advanced panel features. Through this alliance, Hitachi seeks to accelerate the development of cutting-edge technologies. Furthermore, as a TV manufacturer, Hitachi plans to strengthen its competitiveness in the flat-panel LCD TV business by using state-of-the-art LCD panels to develop the world’s thinnest flat-panel LCD TV and its “Wooo UT series” of ultra-thin flat-panel LCD TVs. In addition, by working to optimally allocate business resources in order to establish a stable, high-profit structure, Hitachi will advance its basic management policy of “Collaborative Creation and Profits.”

Matsushita is further expanding and strengthening its mainline PDP operations. In addition, it will deepen its involvement in the operations of IPS Alpha, which designs, manufactures, and sells large-sized LCD panels used in TVs. At the same time, Matsushita will play a key role in the construction of a new IPS Alpha plant in cooperation with the Hitachi Group in a bid to ensure a stable supply of LCD panels. Matsushita’s aim is to leverage the outstanding performance and cost advantages of the “IPS Alpha Panel” to boost the competitiveness of its entire range of VIErA series flat-panel TVs, which also includes plasma TVs. Going forward, Matsushita will continue its aggressive vertical integration of its flat-panel TV business, and it sees the new IPS Alpha plant as a possible future base for the production of organic light-emitting displays.

Hitachi and Canon are currently working to finalize a formal contract as well.

1. Outline of Hitachi Displays

1) Company name	Hitachi Displays, Ltd.
2) President	Yoshiyuki Imoto
3) Headquarter	Kanda Neribei-cho 3, Chiyoda-ku, Tokyo, Japan
4) Established	October 1, 2002
5) Main businesses	Design, manufacture, and sales of small and medium-sized LCD panels and related products, as well as maintenance and services
6) Fiscal year-end	March 31
7) No. of employees	11,974 (as of March 31, 2007)
8) Capital	35,274.5 million yen
9) Ownership	Hitachi 100%
10) Sales	200.3 billion yen (FY 2006, Consolidated)

2. Outline of IPS Alpha Technology

1) Company name	IPS Alpha Technology, Ltd.
2) President	Fumiaki Yonai
3) Headquarter	3732, Hayano, Mobara City, Chiba Prefecture, Japan
4) Established	January 1, 2005
5) Main businesses	Design, manufacture, sales and related maintenance & services for IPS LCD panels
6) Fiscal year-end	March 31
7) No. of employees	658 (as of March 31, 2007)
8) Capital	100.0 billion (including 50.0 billion of capital reserves)
9) Ownership	Hitachi Displays: 50%;
Matsushita Electric Industrial Co., Ltd.: 30%;
Toshiba Corporation: 15%;
Development Bank of Japan Technology and New Business Creation Fund and others: 5%
Note: From March 31, 2008, the shareholdings will be as follows: Hitachi Displays (50%), Matsushita (45%), and Development Bank of Japan and others (5%)
10) Sales	34.6 billion yen (FY 2006, Unconsolidated)

Two-year summary of business results

	(in millions of yen, Unconsolidated)
	FY 2005	FY 2006
Sales	—	34,612
Operating Income (loss)	(3,241)	(25,362)
Ordinary Income (loss)	(5,130)	(25,406)
Net Income (loss)	(5,135)	(25,414)
Total Assets	72,486	122,999
Net Assets	9,355	39,050
Dividend per Share (yen)	—	—

3. Outline of Matsushita’s IPS LCD Panel Business for TVs

(1) Background

Market for flat-panel TV has been growing 12 percent in annual average on a global basis. It is expected that by 2015, it will be grown to the huge market exceeding 85% of total market sale of TVs, and over 2 hundred million units. At the same time, preferred size of TV screen is becoming larger—37 inch and above, and that is expected to account for more than 50% of overall demand of flat-panel TV by 2009. In order to cope with the growing market of the large-sized flat-panel TV, diversifying needs of customers and regional needs, it is vital to establish a strong and stable foundation of the flat-panel TV operation. Matsushita sees that it is essential to ensure a stable source to procure LCD panels up to the size of 40 inch class in mid-to long term range. In addition, Matsushita plans to build a new plant, taking it into consideration to produce organic electro luminescence display, which has started getting attention as a key device for post-LCD display.

(2) Overview of the Panel Business

Construction will begin on a new IPS Alpha LCD panel plant to ensure a stable supply of LCD panels over the medium and long terms. Construction is slated to begin in August 2008, with the plant operational in January 2010.

The total cost of the plant is expected to be approximately ¥300.0 billion.

4. Effect on business results

Hitachi is currently analyzing the likely impact on its earnings, and will announce when it is clear.

There will be no impact on Matsushita’s earnings in the fiscal year ending March 31, 2008.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The Company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the Company and the Panasonic brand, visit the Company’s website at http://panasonic.net/.

Global Contacts

Hitachi, Ltd.

U.S.:	Dash Hisanaga Hitachi America, Ltd. +1-650-244-7902 tadashi.hisanaga@hal.hitachi.com	Europe:	Masanao Sato Hitachi Europe Ltd. +44-1628-585379 masanao.sato@hitachi-eu.com

China:	Nobuya Abematsu Hitachi (China) Ltd. +86-10-6539-9139 nabematsu@hitachi.cn	Singapore:	Keisuke Sugano Hitachi Asia Ltd. +65-6231-2225 ksugano@has.hitachi.com.sg

Matsushita Electric Industrial Co., Ltd.

U.S.:	Jim Reilly Panasonic Corporation of North America Tel: +1-201-392-6067

Europe:	Munetsugu Takeda Panasonic Europe Ltd. Tel: +49-611-235-305

Singapore:	Katsumi Takahashi Panasonic Asia Pacific Pte Ltd. Tel: +65-6390-3435

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FOR IMMEDIATE RELEASE

Hitachi to Transfer Hitachi Semiconductor Singapore Shares to Chartered

Tokyo, February 15, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501, “Hitachi”) today announced that it has reached an agreement with Chartered Semiconductor Manufacturing Ltd. (NASDAQ:CHRT / SGX-ST:CHARTERED, “Chartered”), a leading semiconductor foundry in Singapore, to transfer all of its shares of Hitachi Semiconductor Singapore Pte. Ltd. (“Hitachi Semiconductor Singapore”), a wholly owned subsidiary of the Hitachi Group engaged in semiconductor manufacturing business to Chartered as of March 31, 2008.

Hitachi Semiconductor Singapore was established in July 1996 as a production base for DRAM by Nippon Steel Corporation (“NSC”), EDB Investments Pte. Ltd. (“EDBI”), Hitachi and Hitachi Asia Ltd. Hitachi Semiconductor Singapore has shifted its product portfolio focus from DRAM to logic devices due to significant changes in the DRAM market environment. Hitachi Semiconductor Singapore currently manufactures LCD drivers and microcontrollers for Renesas Technology Corp. (“Renesas Technology”). Hitachi acquired shares in Hitachi Semiconductor Singapore from EDBI and NSC in March 2003 and in August 2004 respectively, and Hitachi Semiconductor Singapore is currently wholly owned by the Hitachi Group.

Hitachi has recently received a proposal from Chartered indicating its interest in acquiring Hitachi Semiconductor Singapore as one of semiconductor foundry facilities. Hitachi has concluded that it would be in its best interest to sell its shares in Hitachi Semiconductor Singapore to Chartered in order for Hitachi Semiconductor Singapore to maintain its market competitiveness by utilizing effectively the technologies Hitachi Semiconductor Singapore has developed over the years.

Hitachi has implemented various reorganizations in its semiconductor business since 1999, including the establishment of NEC-Hitachi Memory, Inc. (presently Elpida Memory, Inc.) with NEC Corporation to transfer its DRAM business and the establishment of Renesas Technology with Mitsubishi Electric Corporation to transfer its system LSI business. Hitachi will work to advance its basic management policy of “Collaborative Creation and Profits” through this agreement with Chartered.

Hitachi Semiconductor Singapore plans to continue manufacturing semiconductor products for Renesas Technology even after this transaction has been completed.

1. Overview of Hitachi Semiconductor Singapore

1) Company name	Hitachi Semiconductor Singapore Pte. Ltd.
2) Managing Director	Sotoju Asai
3) Headquarter	1 Tampines Industrial Avenue 5, Singapore 528830
4) Established	July, 1996
5) Main businesses	Manufacturing and sales of semiconductor products
6) Fiscal term	Ends March 31
7) No. of employees	837 (as of March 31, 2007)
8) Capital	S$779 million (Approximately JPY 58 billion)
Hitachi, Ltd. 97.6%, Hitachi Asia Ltd. 2.4%
9)Summary of business results (in thousands of Singapore dollars)

FY 2006
Sales	327,680
Operating Income	91,460
Net Income	75,830
Total Assets	325,190

2. Overview of Chartered

1) Company name	Chartered Semiconductor Manufacturing Ltd.
2) President and CEO	Chia Song Hwee
3) Headquarter	60 Woodlands Industrial Park D Street 2, Singapore 738406
4) Established	November, 1987
5) Main businesses	Manufacturing and sales of semiconductor products
6) Fiscal term	Ends December 31
7) No. of employees	Approximately 5,000 worldwide (as of December 31, 2007)
8) Capital	US$1,429 million
9) Sales	US$1,355 million (FY2007)

3. Number of shares to be transferred, ownership before and after and transfer price

1) Share ownership prior to transfer	440 million (Class A), 1,356 million (Class C)
(100% owned by the Hitachi group)
2) Number of shares to be transferred	440 million (Class A), 1,356 million (Class C)
3) Share ownership after transfer	0 (0% owned by the Hitachi group)
4) Transfer price	S$330.8 million (Approximately JPY 25 billion)

4. Effect on Hitachi's business results

Hitachi will post gain on the sale of securities of approximately 6 billion yen for the year ending March 31, 2008 on consolidated basis due to this transfer. However, there will be no change in Hitachi’s business forecast for the year ending on March 31, 2008 which was announced on February 5, 2008.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

About Chartered Semiconductor Manufacturing Ltd.

Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com

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FOR IMMEDIATE RELEASE

Hitachi’s President Kazuo Furukawa Sets Out Global Vision

and European Strategy at ‘Inspire Life’ Event in London

London, 20 February 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that whilst speaking at Hitachi’s ‘Inspire Life’ event in London, a showcase of its latest technological innovations, Mr. Kazuo Furukawa, President and Chief Executive Officer of Hitachi Ltd., set out the company’s strategy to become a global player in the area of social infrastructure, leveraging its environmental technologies to lead growth in Europe through the development of its Power, Rail, Storage Solutions, Construction Machinery and Air Conditioning businesses in Europe.

Future goal: profitable and global

Hitachi’s board is focused on establishing stable, higher profit structures and growing its business globally through its ‘Collaborative Creation and Profits’ management policy. Hitachi’s targets for fiscal 2009 are to achieve a consolidated operating margin of 5% and a debt/equity ratio of 0.8% or less.

Mr. Kazuo Furukawa said: “When setting out the new management strategy two years ago, I set a goal of reshaping the company and improving operating profit margins. There is still more to achieve, but we are now in a position to look positively at our future. Hitachi intends to operate as a truly globalised company, delivering products and services worldwide.”

Mr. Furukawa said that in fiscal 2005, overseas sales accounted for 38% of total sales of the Hitachi Group and the company plans to raise the overseas sales ratio to 45% by fiscal 2009. Considerable progress has been made in localising development, production, marketing and service operations in key markets, which will improve future earnings of global business operations. Mr. Furukawa made clear that this process would continue.

Europe’s role in making Hitachi a leading global infrastructure provider

Hitachi has ambitious growth plans for its operations in Europe. Its strategy of ‘Innovation for a Sustainable and Secure Society’ is designed to increase the revenue it generates in Europe to at least 1 trillion yen during fiscal year 2010. President Furukawa identified three key initiatives that underpin this strategy:

•	to ensure the Hitachi brand is synonymous with highly reliable, market-leading infrastructure and business solutions;

•	to become a top-three European supplier in the four strategic areas of Power Generation, Rail Equipment and Services, Construction Machinery and Data Storage;

•	to accelerate growth through expansion into new markets, particularly targeting the social and environmental sectors

Capitalising on demand for sustainable and green technologies

Europe is a natural market for Hitachi, at a time when the region is leading the world in its approach to environmental regulation and measures to combat global warming. Hitachi invests significant resources in the development and manufacture of ‘green’ products and technologies that are beneficial for the environment.

Mr. Furukawa outlined Hitachi’s approach to dealing with environmental issues, which has been identified as a core component of its business strategy. As a responsible corporate citizen Hitachi has built a strong environmental record in its manufacturing operations and is also committed to further reducing emissions.

Hitachi announced its long-term environmental plan, ‘Environmental Vision 2025,’ in December 2007. This set out Hitachi’s commitment to curb CO2 emissions associated with its products by 100 million tons by fiscal 2025. The Group has also declared its commitment to increasing sales of its Eco-Products* to 6.6 trillion yen by fiscal 2010, roughly double that recorded in fiscal 2006.

Hitachi supplies energy saving and pollution reduction technologies, which it views as drivers for future business development. Some of these leading-edge technologies have considerable potential for the European market, such as hybrid trains, green data storage systems and CO2 capture technologies for power stations.

In the field of hybrid rail technology, Hitachi is testing in Britain the prototype of a high-speed hybrid train, which can reduce fuel bills by up to 30% and harmful emissions by up to 50%. In the field of carbon capture technology, Hitachi has entered into research agreements with a number of German universities for the development of advanced CO2 capture technologies.

Hitachi has launched in Japan its Cool Centre50, green data centre initiative, which will reduce power consumption by 50% in the next five years, and plans to bring the same technologies to Europe, working with European partners. In line with this initiative Hitachi will enhance its capability to deliver solutions that will lower CO2 emissions from European data centers.

Mr. Furukawa concluded that he had great hopes for expansion in Europe, including the new member states of the EU. “We will continue to deepen our roots here,” he said, “and work with new partners to deliver the best of our technology for the benefit of European society.”

Note to editors

(*) Eco-Products refer to products with superior environmental performance in which efforts are made at each stage of the product life cycle to minimize the product’s environmental impact over its entire lifespan. Such products must first undergo an Assessment for DfE (Design for Environment) eco-friendly design evaluation, which evaluates the level of eco-consciousness incorporated into the design. Products that score at least 2 (from 0 to 5) for all assessment criteria with an average score of 3 or higher are designated Eco-Products.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

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